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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-Q

 (Mark One)

 X    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the quarterly period ended      October 26, 1996

                                      OR

      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from               to

      Commission file number    0-11736

                             The Dress Barn, Inc.
              Exact name of registrant as specified in its charter)

          Connecticut                                      06-0812960
      (State or other jurisdiction of                  (I.R.S. Employer
      incorporation or organization)                  Identification No.)

      30 Dunnigan Drive, Suffern, New York                   10901
      (Address of principal executive offices)            (Zip Code)

                                 (914) 369-4500
             (Registrant's telephone number, including area code)


             (Former name, former address and former fiscal year, if changed since last report.)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No


                     APPLICABLE ONLY TO ISSUERS INVOLVED
                       IN BANKRUPTCY PROCEEDINGS DURING

                          THE PRECEDING FIVE YEARS:

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court. Yes   No

                    APPLICABLE ONLY TO CORPORATE ISSUERS:

      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

 .05 par value           00,000,000 shares on December 6, 1996

                    THE DRESS BARN, INC. AND SUBSIDIARIES

                                    INDEX

                                                                  Page
                                                                  Number

Part I.  FINANCIAL INFORMATION (Unaudited):

      Item 1.     Financial Statements:

                  Consolidated Balance Sheets
                  October 26, 1996 and
                  and July 27, 1996                                  I-3

                  Consolidated Statements of Income
                  for the Thirteen weeks ended
                  October 26, 1996 and October 28, 1995              I-4

                  Consolidated Statements of Cash Flows
                  for the Thirteen weeks ended
                  October 26, 1996 and October 28, 1995              I-5

                  Notes to Consolidated Financial

                  Statements                                 I-6 and I-7

      Item 2.     Management's Discussion and Analysis
                  of Financial Condition and Results
                  of Operations                              I-8 and I-9

Part II. OTHER INFORMATION:

      Item 1.     Legal Proceedings                                    *

      Item 2.     Changes in Securities                                *

      Item 3.     Defaults Upon Senior Securities                      *

      Item 4.     Submissions of Matters to a Vote
                  of Security Holders                                  *

      Item 5.     Other Information                                    *

      Item 6.     Exhibits and Reports on Form 8-K                  I-10

*     Not applicable in this filing.

The Dress Barn, Inc. and Subsidiaries
Unaudited Consolidated Balance Sheets

                                                    October 26,              July 27,
ASSETS                                                    1996                  1996
                                                ---------------      ----------------
Current Assets:
     Cash & cash equivalents                       $19,252,635            $9,517,302
     Marketable securities and investments          85,827,666           $81,787,882
     Merchandise inventories                        99,681,689           $89,790,984
     Prepaid expenses and other                      4,025,932            $2,769,809
                                                ---------------      ----------------
        Total Current Assets                       208,787,922           183,865,977
                                                ---------------      ----------------
Property and Equipment:
     Leasehold improvements                         51,798,975           $51,008,298
     Fixtures and equipment                         90,986,949           $88,454,311
     Computer software                               8,108,975            $7,603,314
     Automotive equipment                              379,241              $342,283
                                                ---------------      ----------------
                                                   151,274,140           147,408,206
     Less accumulated depreciation
       and amortization                             70,931,585           $66,503,707
                                                ---------------      ----------------
                                                    80,342,555            80,904,499
                                                ---------------      ----------------
Other Assets                                         1,056,603               952,211
                                                ---------------      ----------------
                                                  $290,187,080          $265,722,687
                                                ===============      ================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable- trade                       $46,419,150           $37,198,907
     Accrued expenses                               23,624,587            20,903,368
     Customer credits                                1,932,795             2,062,184
     Income taxes payable                            4,812,266               971,762
                                                ---------------      ----------------
        Total Current Liabilities                   76,788,798            61,136,221
                                                ---------------      ----------------
Deferred Income Taxes                                1,990,562             1,990,562
                                                ---------------      ----------------
Long Term Debt                                       3,500,000             3,500,000
                                                ---------------      ----------------
Commitments
Shareholders' Equity:
      Preferred stock, par value $.05 per share:
       Authorized- 100,000 shares
       Issued and outstanding- none                   --                    --
         Common stock, par value $.05 per share:
       Authorized- 30,000,000 shares
       Issued- 23,655,226 and 23,573,462
               shares, respectively
       Outstanding- 22,650,226 and 22,568,462
               shares, respectively                  1,182,761             1,178,673
     Additional paid-in capital                     17,141,911            16,529,497
     Retained earnings                             195,034,138           187,110,242
     Treasury stock, at cost                        (5,705,612)           (5,705,612)
     Unrealized holding gain (loss) on investments     254,522               (16,896)
                                                ---------------      ----------------
                                                   207,907,720           199,095,904
                                                ---------------      ----------------
                                                  $290,187,080          $265,722,687
                                               ================       ===============

See notes to unaudited consolidated financial statements

The Dress Barn, Inc. and Subsidiaries
Unaudited Consolidated Statements of Income

                                                        Thirteen Weeks Ended
                                                -------------------------------------
                                                   October 26,           October 28,
                                                          1996                  1995
                                                ---------------      ----------------
Net sales                                         $142,755,018          $137,350,550
                                                ---------------      ----------------

Costs and expenses:
   Cost of sales, including
       occupancy and buying costs                   92,795,139            88,964,000
   Selling, general and administrative              34,034,521            34,830,367
   Depreciation and amortization                     4,390,344             4,736,074
   Interest (income) - net                            (942,865)             (743,118)
                                                ---------------      ----------------
          Total expenses                           130,277,139           127,787,323
                                                ---------------      ----------------

        Income before income taxes                  12,477,879             9,563,227

    Income taxes                                     4,554,000             3,538,000
                                                ---------------      ----------------

        Net Income                                  $7,923,879            $6,025,227
                                                ===============      ================

Earnings per share                                       $0.35                 $0.27
                                                ===============      ================

 Weighted average shares outstanding                22,597,842            22,323,404
                                                ===============      ================

See notes to unaudited consolidated financial statements

The Dress Barn, Inc. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows


                                                        Thirteen Weeks Ended
                                                -------------------------------------
                                                   October 26,           October 28,
                                                          1996                  1995
                                                ---------------      ----------------
Operating Activities:
Net income                                         $7,923,879            $5,863,193
 Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization of property and
        equipment                                   4,390,344             4,736,074
      Deferred compensation                            69,753                46,387
Changes in operating assets and liabilities:
      Increase in merchandise inventories          (9,890,705)          (10,878,918)
      (Increase) decrease prepaid expenses         (1,256,123)              113,796
      Increase in other assets                       (104,392)             (137,710)
      Increase in accounts payable- trade           9,220,243             6,163,712
      Increase (decrease) in accrued expenses       1,971,219            (3,439,629)
      Decrease in customer credits                   (129,389)             (133,352)
      Increase in income taxes payable              3,840,504             1,646,013
                                                ---------------      ----------------
        Total adjustments                           8,111,454            (1,883,627)
                                                ---------------      ----------------
        Net cash provided by operating activities  16,035,333             3,979,566
                                                ---------------      ----------------
Investing Activities:
    Expenditures for property and equipment - net  (3,078,400)           (5,815,092)
    Sales of marketable securities                  9,981,691             1,978,843
    Maturities of marketable securities            11,436,795             7,000,000
    Purchases of marketable securities            (25,186,852)           (8,046,982)
                                                ---------------      ----------------
      Net cash used in investing activities        (6,846,766)           (4,883,231)
                                                ---------------      ----------------
Financing Activities:
    Proceeds from Employee Stock Purchase Plan         42,757                87,500
    Proceeds from stock options exercised             504,010                93,322
                                                ---------------      ----------------
       Net cash provided by financing activities      546,766               180,822
                                                ---------------      ----------------
Net increase (decrease)in cash and cash equivalents 9,735,333              (722,843)
Cash and cash equivalents- beginning of period      9,517,302             7,378,747
                                                ---------------      ----------------
Cash and cash equivalents- end of period          $19,252,635            $6,655,904
                                                ===============      ================
Supplemental Disclosure of Cash Flow Information:
    Cash paid for income taxes                       $713,496            $1,891,987
                                                ===============      ================

See notes to unaudited consolidated financial statements

                    THE DRESS BARN, INC. AND SUBSIDIARIES
            NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) which management considers necessary to present fairly and consolidated financial position of The Dress Barn Inc. and its wholly owned subsidiaries (the "Company") as of October 26, 1996 and July 27, 1996, the consolidated results of its operations for the thirteen weeks ended October 26, 1996 and October 28, 1995, and cash flows for the thirteen ended October 26, 1996 and October 28, 1995. The results of operations for thirteen week periods may not be indicative of the results for the entire year.

      These consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's July 27, 1996 Annual Report to Shareholders. Accordingly, significant accounting policies and other disclosures necessary for complete financial statements in conformity with generally accepted accounting principles have been omitted since such items are reflected in the Company's audited financial statements and related notes thereto.

2. Forward-Looking Statements and Factors Affecting Future Performance

      This Form 10-Q contains forward looking  statements  within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company's current views with respect to future events and financial performance. The Company's actual results of operations and future financial condition may differ materially from those expressed or implied in any such forward looking statements.

      The woman's retail apparel industry in which the Company operates is subject to rapid change and is highly competitive. It currently is plagued by overcapacity. The industry is subject to changes in the retail environment which may be affected by overall economic conditions, woman's apparel fashions, demographics, macroeconomic factors that may affect the level of spending for the types of merchandise sold by the Company and other factors. Apparel retailers have also experienced continuing price deflation during the last several years. The Company's sales and results of operations may also be affected by unusual weather patterns, the prevalence of discounting, close-outs and going-out-of-business sales and other promotional activities by other women's apparel retailers, among other factors. The level of occupancy costs, merchandise, labor and other costs will affect future results of operations. The Company's long term continued success also will depend upon its ability to open and operate new stores on a profitable basis.

      The Company's strategy in what it believes to be a difficult retail environment is a commitment to being leaner and more productive. The Company utilizes three merchandising formats : Dress Barn ("DB"), Dress Barn Woman ("DBW") and DB/DBW Combination stores ("Combos"). The Company is planning to continue to close or relocate underperforming stores (primarily single-format DB or DBW stores) and replace them with larger and more productive Combo locations and maintain tight cost controls in all areas with a view to increasing shareholder value. There can be no assurance that the Company's strategy will result in a continuation of revenue and profit growth. Future economic and industry trends that could impact revenue and profitability remain difficult to predict.

3.  Reclassification

      Certain reclassifications have been made to prior year's financial statements to conform with the current year's presentation.

                    THE DRESS BARN, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

      The increase in net sales in the current year resulted from the Company's store development activity and a 2% increase in same store sales. Although the Company had 728 stores in operation as of October 26, 1996 versus 776 at October 28, 1995, the Company increased its selling square footage approximately 4% by opening new larger-sized Combo stores and converting single-format stores into combo stores. During the 13 weeks ended October 26, 1996, the Company opened or converted to Combos 29 stores and closed 7. The Company's strategy for the remainder of fiscal 1997 is to continue opening primarily combo stores and converting its existing single-format stores into combos, while aggressively closing its underperforming locations. The Company anticipates closing approximately 25 stores during the next fiscal quarter. As of October 26, 1996, the Company operated 471 Dress Barn stores, 91 DBW stores and 166 Combos.

      Gross profit less occupancy and buying costs as a percentage of net sales decreased to 35.0% from 35.2% last year for the thirteen week period. The improvement in maintained margin did not offset the increase in store occupancy costs as a percent of sales.

      Selling, general and administrative (SG&A) expenses were $34.0 million for the first quarter, compared to $34.8 million for last year's comparable quarter. As a percent of sales, SG&A expenses (excluding depreciation) decreased both in pure dollars and as a percentage of sales, from 25.4% of sales in 1995 to 23.8% in 1996. This decrease reflected the resulting leverage from the 2% increase in comp sales for the quarter. In addition, the Company has continued to aggressively manage operating expenses to keep them in line with the sales levels achieved. The company-wide focus on cost reductions and productivity improvements continued. Depreciation as a percent of sales decreased to 3.1% from 3.4% last year.

      Interest income for the quarter increased to approximately $.9 million this year versus $.7 million in last year's first quarter as the funds available for short term investment increased.

      The effective tax rate for the thirteen weeks ended October 26, 1996 was 36.5%, versus 37.0% for the fiscal year ended July 27, 1996. The Company's tax planning strategies reduced its estimated effective rate for fiscal 1997.

      As a result of the above factors, net income for the quarter ended October 26, 1996 was $7.9 million, a increase of 31.5% versus the $6.0 million earned for the same period a year earlier.

                    THE DRESS BARN, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Liquidity and Capital Resources

      At October 26, 1996, the Company had working capital of approximately $132 million and three bank credit lines totaling $95 million without any outstanding borrowings. The Company had minimal long-term debt - a $3.5 million below-market interest rate loan from New York State. Inventories were current and in line with sales projections. Expenditures for property and equipment totaled $3.1 million for the three months ended October 26, 1996, compared to $5.8 million of expenditures in last year's first three months.

      The Company is currently planning very modest store development in fiscal 1997, pending more favorable business trends. The Company estimates that fiscal 1997 capital expenditures will approximate $16 million of which almost all will be used for the opening of 60 new Combo locations and the conversion of 30 single format DB and DBW stores to Combos. The remainder of capital expenditures are to upgrade existing computer systems, add additional software technology, maintain existing facilities and close approximately 60 underperforming locations.

      The Company believes that its cash, cash equivalents and short-term investments, together with cash flow from operations will be adequate to fund the Company's proposed capital expenditures and other operating requirements.

                         Part II - OTHER INFORMATION

Item 6 -- Exhibits and Reports on Form 8-K

      (a)  No exhibits are required  to be filed herewith.

      (b) No reports on Form 8-K have been filed during the quarter for which this report is filed.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     BY:   /s/ ARMAND CORREIA
                                                         Armand Correia
                                                         Senior Vice President
                                                         (Principal Financial
                                                         and Accounting Officer)

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